FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Unaudited Financial Results (Standalone and Consolidated) for the quarter and half-year ended September 30, 2020
3.	Limited review reports submitted by the statutory auditors of the Bank.
4.	Press Release dated October 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 31, 2020	By:	/s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager

Item 1

OTHER NEWS

Sub: Board Meeting held on October 31, 2020

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1.	Copy of the Unaudited financial results (standalone and consolidated) for the quarter and half-year ended September 30, 2020 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Copy of limited review reports submitted by the statutory auditors of the Bank.

A copy of the Press Release being issued in this connection is also attached.

Further, we wish to inform you that the Board of Directors today also approved the proposal for seeking approval from RBI for the re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & CEO of the Bank from October 15, 2021 upto October 3, 2023. The Board and Shareholders have already approved the appointment of Mr. Bakhshi as Managing Director & CEO of the Bank upto October 3, 2023.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2020 (Q2-2021)	June 30, 2020 (Q1-2021)	September 30, 2019 (Q2-2020)	September 30, 2020 (H1-2021)	September 30, 2019 (H1-2020)	March 31, 2020 (FY2020)
				(Unaudited)	(Unudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			19,622.46	19,924.35	18,565.30	39,546.81	36,545.36	74,798.32
	a)	Interest/discount on advances/bills		14,037.91	14,576.67	14,304.00	28,614.58	27,920.42	57,551.11
	b)	Income on investments		4,313.78	4,190.71	3,725.89	8,504.49	7,371.33	14,673.21
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		421.13	444.82	136.22	865.95	283.70	682.15
	d)	Others		849.64	712.15	399.19	1,561.79	969.91	1,891.85
2.	Other income (refer note no. 7)			4,028.31	6,142.60	4,194.22	10,170.91	7,619.66	16,448.62
3.	TOTAL INCOME (1)+(2)			23,650.77	26,066.95	22,759.52	49,717.72	44,165.02	91,246.94
4.	Interest expended			10,256.37	10,644.60	10,507.87	20,900.97	20,750.50	41,531.25
5.	Operating expenses (e)+(f)			5,133.31	4,645.90	5,377.55	9,779.21	10,251.96	21,614.41
	e)	Employee cost		1,967.34	2,166.08	2,141.32	4,133.42	4,094.62	8,271.24
	f)	Other operating expenses		3,165.97	2,479.82	3,236.23	5,645.79	6,157.34	13,343.17
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,389.68	15,290.50	15,885.42	30,680.18	31,002.46	63,145.66
7.	OPERATING PROFIT (3)–(6)			8,261.09	10,776.45	6,874.10	19,037.54	13,162.56	28,101.28
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			2,995.27	7,593.95	2,506.87	10,589.22	6,002.60	14,053.24
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			5,265.82	3,182.50	4,367.23	8,448.32	7,159.96	14,048.04
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			5,265.82	3,182.50	4,367.23	8,448.32	7,159.96	14,048.04
12.	Tax expense (g)+(h)			1,014.49	583.35	3,712.27	1,597.84	4,596.97	6,117.23
	g)	Current period tax		1,097.99	772.89	691.60	1,870.88	1,426.67	3,746.03
	h)	Deferred tax adjustment		(83.50)	(189.54)	3,020.67	(273.04)	3,170.30	2,371.20
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			4,251.33	2,599.15	654.96	6,850.48	2,562.99	7,930.81
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			4,251.33	2,599.15	654.96	6,850.48	2,562.99	7,930.81
16.	Paid-up equity share capital (face value Rs. 2 each)			1,379.46	1,295.41	1,292.15	1,379.46	1,292.15	1,294.76
17.	Reserves excluding revaluation reserves			133,154.55	114,205.75	106,269.32	133,154.55	106,269.32	112,091.29
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.34%	0.34%	0.30%	0.34%	0.30%	0.31%
	ii)	Capital adequacy ratio (Basel III)		18.47%	16.00%	16.14%	18.47%	16.14%	16.11%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	6.35	4.01	1.01	10.41	3.97	12.28
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	6.29	3.98	1.00	10.30	3.91	12.08
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		38,989.19	40,386.24	45,638.79	38,989.19	45,638.79	41,409.16
	ii)	Net non-performing customer assets		7,187.51	8,674.65	10,916.40	7,187.51	10,916.40	10,113.86
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		5.17%	5.46%	6.37%	5.17%	6.37%	5.53%
	iv)	% of net non-performing customer assets to net customer assets		1.00%	1.23%	1.60%	1.00%	1.60%	1.41%
20.	Return on assets (annualised)			1.50%	0.95%	0.27%	1.23%	0.54%	0.81%
1.	At September 30, 2020, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.63% (June 30, 2020: 5.99%, March 31, 2020: 6.04%, September 30, 2019: 6.90%) and net non-performing advances to net advances was 1.09% (June 30, 2020: 1.34%, March 31, 2020: 1.54%, September 30, 2019: 1.74%).

SUMMARISED STANDALONE BALANCE SHEET
(Rs. in crore)
Particulars	At
	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2019
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,379.46	1,295.41	1,294.76	1,292.15
Employees stock options outstanding	3.45	3.46	3.49	4.06
Reserves and surplus	136,269.42	117,320.62	115,206.16	109,313.83
Deposits	832,935.62	801,622.31	770,968.99	696,272.98
Borrowings (includes subordinated debt)	136,426.86	164,917.95	162,896.76	151,032.83
Other liabilities and provisions	55,956.34	53,452.95	47,994.99	39,095.08
Total Capital and Liabilities	1,162,971.15	1,138,612.70	1,098,365.15	997,010.93

Assets
Cash and balances with Reserve Bank of India	30,537.84	32,255.62	35,283.96	41,495.45
Balances with banks and money at call and short notice	106,053.91	88,995.26	83,871.78	30,143.97
Investments	289,623.03	301,851.11	249,531.48	223,375.62
Advances	652,607.99	631,214.64	645,289.97	613,358.73
Fixed assets	8,706.83	8,442.99	8,410.29	7,936.37
Other assets	75,441.55	75,853.08	75,977.67	80,700.79
Total Assets	1,162,971.15	1,138,612.70	1,098,365.15	997,010.93

STANDALONE CASH FLOW STATEMENTS
(Rs. in crore)
Particulars		Period ended
		September 30, 2020 (H1-2021)	March 31, 2020 (FY2020)	September 30, 2019 (H1-2020)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		8,448.32	14,048.04	7,159.96

Adjustments for:
Depreciation and amortisation		584.93	1,073.89	508.14
Net (appreciation)/depreciation on investments[1]		(2,697.61)	1,797.73	732.92
Provision in respect of non-performing and other assets		4,172.24	8,814.41	4,989.88
General provision for standard assets		6,215.48	3,187.11	208.94
Provision for contingencies & others		361.03	740.24	576.71

Income from subsidiaries, joint ventures and consolidated entities		(521.18)	(1,273.03)	(568.17)
(Profit)/loss on sale of fixed assets		0.30	(1.42)	(0.55)
	(i)	16,563.51	28,386.97	13,607.83

Adjustments for:
(Increase)/decrease in investments		9,606.02	(5,570.29)	3,967.19
(Increase)/decrease in advances		(11,711.11)	(68,454.05)	(31,699.81)
Increase/(decrease) in deposits		61,966.62	118,049.32	43,353.31
(Increase)/decrease in other assets		1,069.15	889.84	(1,860.34)
Increase/(decrease) in other liabilities and provisions		1,397.73	6,168.68	457.74
	(ii)	62,328.41	51,083.50	14,218.09

Refund/(payment) of direct taxes	(iii)	(2,096.12)	(1,021.03)	(1,482.23)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	76,795.80	78,449.44	26,343.69
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		3,402.76	..	..
Income from subsidiaries, joint ventures and consolidated entities		521.18	1,273.03	568.17
Purchase of fixed assets		(866.79)	(1,367.47)	(565.79)
Proceeds from sale of fixed assets		3.41	14.81	8.86
(Purchase)/sale of held-to-maturity securities		(50,181.88)	(37,027.78)	(20,343.05)
Net cash flow from/(used in) investing activities	(B)	(47,121.32)	(37,107.41)	(20,331.81)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		15,018.40	549.32	269.84
Proceeds from long-term borrowings		1,911.14	24,413.43	14,059.54
Repayment of long-term borrowings		(19,753.34)	(41,239.79)	(19,181.63)
Net proceeds/(repayment) of short-term borrowings		(8,693.71)	14,277.80	(9,225.67)
Dividend and dividend tax paid		..	(645.31)	(645.31)
Net cash flow from/(used in) financing activities	(C)	(11,517.51)	(2,644.55)	(14,723.23)
Effect of exchange fluctuation on translation reserve	(D)	(720.96)	161.97	54.48

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		17,436.01	38,859.45	(8,656.87)

Cash and cash equivalents at beginning of the year		119,155.74	80,296.29	80,296.29
Cash and cash equivalents at end of the year		136,591.75	119,155.74	71,639.42

1.	For the six months ended September 30, 2020, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.
2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2020 (Q2-2021)	June 30, 2020 (Q1-2021)	September 30, 2019 (Q2-2020)	September 30, 2020 (H1-2021)	September 30, 2019 (H1-2020)	March 31, 2020 (FY2020)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		22,226.49	22,422.71	21,106.28	44,649.20	41,472.15	84,835.77
	a)	Interest/discount on advances/bills	14,805.93	15,335.70	15,136.52	30,141.63	29,568.21	60,928.31
	b)	Income on investments	6,061.02	5,853.73	5,364.14	11,914.75	10,490.18	20,971.20
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	488.72	504.47	188.25	993.19	396.42	907.41
	d)	Others	870.82	728.81	417.37	1,599.63	1,017.34	2,028.85
2.	Other income (refer note no. 7)		17,094.93	15,516.61	16,318.50	32,611.54	29,821.52	64,950.33
3.	TOTAL INCOME (1)+(2)		39,321.42	37,939.32	37,424.78	77,260.74	71,293.67	149,786.10
4.	Interest expended		10,944.95	11,347.02	11,334.69	22,291.97	22,343.31	44,665.52
5.	Operating expenses (e)+(f)		18,453.81	14,300.42	17,726.78	32,754.23	32,820.08	71,517.90
	e)	Employee cost	2,731.93	2,857.36	2,872.68	5,589.29	5,540.98	11,156.75
	f)	Other operating expenses	15,721.88	11,443.06	14,854.10	27,164.94	27,279.10	60,361.15
6.	TOTAL EXPENDITURE (4)+(5)		29,398.76	25,647.44	29,061.47	55,046.20	55,163.39	116,183.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		9,922.66	12,291.88	8,363.31	22,214.54	16,130.28	33,602.68
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		3,049.95	7,704.58	2,725.80	10,754.53	6,284.42	15,014.07
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		6,872.71	4,587.30	5,637.51	11,460.01	9,845.86	18,588.61
10.	Exceptional items		..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		6,872.71	4,587.30	5,637.51	11,460.01	9,845.86	18,588.61
12.	Tax expense (g)+(h)		1,446.38	1,000.39	4,052.99	2,446.77	5,347.89	7,363.14
	g)	Current period tax	1,591.92	1,248.98	971.65	2,840.90	2,247.11	5,177.81
	h)	Deferred tax adjustment	(145.54)	(248.59)	3,081.34	(394.13)	3,100.78	2,185.33
13.	Less: Share of profit/(loss) of minority shareholders		544.00	469.23	453.32	1,013.23	853.08	1,659.16
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		4,882.33	3,117.68	1,131.20	8,000.01	3,644.89	9,566.31
15.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		4,882.33	3,117.68	1,131.20	8,000.01	3,644.89	9,566.31
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,379.46	1,295.41	1,292.15	1,379.46	1,292.15	1,294.76
18.	Reserves excluding revaluation reserves		141,499.23	121,705.39	112,910.38	141,499.23	112,910.38	118,518.45
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		7.30	4.82	1.75	12.15	5.65	14.81
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		7.21	4.76	1.72	12.01	5.55	14.55

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2019
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,379.46	1,295.41	1,294.76	1,292.15
Employees stock options outstanding	3.45	3.46	3.49	4.06
Reserves and surplus	144,642.59	124,848.75	121,661.81	115,980.38
Minority interest	8,482.86	7,863.05	6,794.77	6,848.42
Deposits	863,139.13	833,629.01	800,784.46	725,582.67
Borrowings (includes subordinated debt)	189,941.45	222,053.58	213,851.78	204,541.59
Liabilities on policies in force	172,685.09	161,807.77	145,486.25	157,817.04
Other liabilities and provisions	95,739.67	92,075.00	87,414.91	76,123.41
Total Capital and Liabilities	1,476,013.70	1,443,576.03	1,377,292.23	1,288,189.72

Assets
Cash and balances with Reserve Bank of India	30,587.66	32,342.17	35,311.93	41,595.13
Balances with banks and money at call and short notice	117,422.68	100,829.42	92,540.99	38,307.25
Investments	511,618.43	519,792.87	443,472.63	428,113.53
Advances	713,359.08	692,617.34	706,246.11	675,452.42
Fixed assets	10,655.58	10,412.38	10,408.66	9,708.09
Other assets	92,370.27	87,581.85	89,311.91	95,013.30
Total Assets	1,476,013.70	1,443,576.03	1,377,292.23	1,288,189.72

CONSOLIDATED CASH FLOW STATEMENTS
(Rs. in crore)
Particulars		Period ended
		September 30, 2020 (H1-2021)	March 31, 2020 (FY2020)	September 30, 2019 (H1-2020)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		10,446.78	16,929.45	8,992.74

Adjustments for:
Depreciation and amortisation		718.41	1,369.64	606.54
Net (appreciation)/depreciation on investments[1]		(2,622.70)	2,180.92	789.43
Provision in respect of non-performing and other assets		4,288.84	8,962.74	5,013.26
General provision for standard assets		6,193.72	3,443.99	224.17
Provision for contingencies & others		382.26	793.69	595.91
(Profit)/loss on sale of fixed assets		1.50	(0.15)	(0.46)
Employees stock options grants		2.07	11.41	2.95
	(i)	19,410.88	33,691.69	16,224.54

Adjustments for:
(Increase)/decrease in investments		7,263.96	(31,531.31)	(12,420.72)
(Increase)/decrease in advances		(11,622.66)	(69,243.41)	(33,501.79)
Increase/(decrease) in deposits		62,354.67	119,467.52	44,265.73
(Increase)/decrease in other assets		(2,706.91)	2,456.08	(1,422.44)
Increase/(decrease) in other liabilities and provisions		11,170.05	27,116.07	10,543.84
	(ii)	66,459.11	48,264.95	7,464.62

Refund/(payment) of direct taxes	(iii)	(2,766.06)	(2,391.89)	(2,245.06)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	83,103.93	79,564.75	21,444.10
Cash flow from/(used in) investing activities
Purchase of fixed assets		(938.78)	(1,873.45)	(723.60)
Proceeds from sale of fixed assets		5.83	25.54	15.06
(Purchase)/sale of held to maturity securities		(52,348.42)	(40,460.52)	(21,968.79)
Net cash flow from/(used in) investing activities	(B)	(53,281.37)	(42,308.43)	(22,677.33)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		15,018.40	549.32	269.84
Proceeds from long-term borrowings		8,206.88	36,611.44	21,410.63
Repayment of long-term borrowings		(26,144.50)	(52,000.62)	(29,937.04)
Net proceeds/(repayment) of short-term borrowings		(6,039.67)	18,718.42	2,682.15
Dividend and dividend tax paid		..	(886.38)	(767.74)
Net cash flow from/(used in) financing activities	(C)	(8,958.89)	2,992.18	(6,342.16)
Effect of exchange fluctuation on translation reserve	(D)	(706.25)	213.52	86.87

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		20,157.42	40,462.02	(7,488.52)

Cash and cash equivalents at beginning of the year		127,852.92	87,390.90	87,390.90
Cash and cash equivalents at end of the year		148,010.34	127,852.92	79,902.38

1.	For the six months ended September 30, 2020, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.
2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2020 (Q2-2021)	June 30, 2020 (Q1-2021)	September 30, 2019 (Q2-2020)	September 30, 2020 (H1-2021)	September 30, 2019 (H1-2020)	March 31, 2020 (FY2020)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	18,654.97	18,166.15	18,261.59	36,821.12	34,958.59	72,554.24
b	Wholesale Banking	9,204.09	9,570.91	9,827.22	18,775.00	19,577.97	39,942.34
c	Treasury	15,891.71	19,276.23	15,517.15	35,167.94	30,301.51	62,092.61
d	Other Banking	803.90	806.81	1,019.03	1,610.71	2,179.63	3,996.67
e	Life Insurance	10,637.25	7,224.11	9,941.71	17,861.36	17,638.38	39,703.81
f	General Insurance	3,168.50	3,022.37	3,067.43	6,190.87	6,117.34	12,374.48
g	Others	2,020.09	1,989.53	1,770.66	4,009.62	3,384.60	6,737.13
	Total segment revenue	60,380.51	60,056.11	59,404.79	120,436.62	114,158.02	237,401.28
	Less: Inter segment revenue	21,059.09	22,116.79	21,980.01	43,175.88	42,864.35	87,615.18
	Income from operations	39,321.42	37,939.32	37,424.78	77,260.74	71,293.67	149,786.10
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	3,012.24	2,758.76	2,568.93	5,771.00	4,536.59	8,993.02
b	Wholesale Banking	683.88	1,015.71	513.86	1,699.59	8.31	927.23
c	Treasury	1,941.44	4,575.93	1,111.90	6,517.37	2,265.40	5,171.08
d	Other Banking	136.31	152.05	348.59	288.36	779.01	1,086.79
e	Life Insurance	329.87	311.19	306.34	641.06	593.25	1,068.40
f	General Insurance	554.57	531.04	461.06	1,085.61	936.33	1,696.89
g	Others	978.11	978.55	657.60	1,956.66	1,256.17	2,385.27
	Total segment results	7,636.42	10,323.23	5,968.28	17,959.65	10,375.06	21,328.68
	Less: Inter segment adjustment	266.41	185.93	330.77	452.34	529.20	1,229.58
	Unallocated expenses	497.30	5,550.00	..	6,047.30	..	1,510.49
	Profit before tax and minority interest	6,872.71	4,587.30	5,637.51	11,460.01	9,845.86	18,588.61
3.	Segment assets
a	Retail Banking	364,641.11	344,944.02	330,218.45	364,641.11	330,218.45	351,341.21
b	Wholesale Banking	294,183.17	293,585.67	291,424.14	294,183.17	291,424.14	307,307.06
c	Treasury	473,650.66	470,972.30	341,571.54	473,650.66	341,571.54	413,379.14
d	Other Banking	75,842.65	77,730.17	79,073.85	75,842.65	79,073.85	73,452.80
e	Life Insurance	184,161.41	173,053.48	167,756.97	184,161.41	167,756.97	155,710.49
f	General Insurance	37,868.07	36,511.84	34,886.08	37,868.07	34,886.08	36,599.06
g	Others	43,035.95	45,367.49	38,880.83	43,035.95	38,880.83	37,894.74
h	Unallocated	16,505.99	16,178.01	18,022.01	16,505.99	18,022.01	16,195.02
	Total	1,489,889.01	1,458,342.98	1,301,833.87	1,489,889.01	1,301,833.87	1,391,879.52
	Less: Inter segment adjustment	13,875.31	14,766.95	13,644.15	13,875.31	13,644.15	14,587.29
	Total segment assets	1,476,013.70	1,443,576.03	1,288,189.72	1,476,013.70	1,288,189.72	1,377,292.23
4.	Segment liabilities
a	Retail Banking	623,628.40	596,257.64	523,595.45	623,628.40	523,595.45	573,246.77
b	Wholesale Banking	242,783.86	236,736.53	198,247.93	242,783.86	198,247.93	230,712.86
c	Treasury	164,790.95	195,084.56	173,257.09	164,790.95	173,257.09	189,938.38
d	Other Banking	60,624.11	61,372.78	65,367.14	60,624.11	65,367.14	60,562.11
e	Life Insurance	176,102.67	165,399.31	160,602.20	176,102.67	160,602.20	148,643.69
f	General Insurance	31,175.63	30,436.03	29,512.46	31,175.63	29,512.46	31,336.69
g	Others	37,200.09	39,847.95	33,975.01	37,200.09	33,975.01	32,968.47
h	Unallocated	7,557.80	7,060.56	..	7,557.80	..	1,510.49
	Total	1,343,863.51	1,332,195.36	1,184,557.28	1,343,863.51	1,184,557.28	1,268,919.46
	Less: Inter segment adjustment	13,875.31	14,766.95	13,644.15	13,875.31	13,644.15	14,587.29
	Total segment liabilities	1,329,988.20	1,317,428.41	1,170,913.13	1,329,988.20	1,170,913.13	1,254,332.17
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(258,987.29)	(251,313.62)	(193,377.00)	(258,987.29)	(193,377.00)	(221,905.56)
b	Wholesale Banking	51,399.31	56,849.14	93,176.21	51,399.31	93,176.21	76,594.20
c	Treasury	308,859.71	275,887.74	168,314.45	308,859.71	168,314.45	223,440.76
d	Other Banking	15,218.54	16,357.39	13,706.71	15,218.54	13,706.71	12,890.69
e	Life Insurance	8,058.74	7,654.17	7,154.77	8,058.74	7,154.77	7,066.80
f	General Insurance	6,692.44	6,075.81	5,373.62	6,692.44	5,373.62	5,262.37
g	Others	5,835.86	5,519.54	4,905.82	5,835.86	4,905.82	4,926.27
h	Unallocated	8,948.19	9,117.45	18,022.01	8,948.19	18,022.01	14,684.53
	Total capital employed	146,025.50	126,147.62	117,276.59	146,025.50	117,276.59	122,960.06

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on October 31, 2020. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for Q2-2021 and H1-2021.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.
3.	Since the first quarter of CY2020, the Covid-19 pandemic has impacted most countries, including India. The Government of India initiated a nation-wide lock-down from March 25, 2020 which was further extended until May 31, 2020. A gradual and calibrated easing of lock-down measures has started from June 2020. Since the easing of lockdown measures, there has been a gradual pick-up in economic activity and growth in high frequency economic indicators is improving.
During H1-2021, the loan growth was impacted due to lower credit demand and fee income declined due to lower borrowing and investment activity by customers and lower consumer spends. The slowdown in the economy is expected to result in higher additions to non-performing loans and increase in provisions.
During Q1-2021, the Bank made an additional Covid-19 related provision amounting to Rs. 5,550.00 crore and held a total of Rs. 8,275.00 crore of such provisions at June 30, 2020. During Q2-2021, the Bank has made contingency provision amounting to Rs. 497.30 crore for borrower accounts, which were not classified as non-performing pursuant to the interim order of the Supreme Court. During H1-2021, the Bank has not utilised Covid-19 related provision made in the earlier periods. Accordingly, the Bank held aggregate Covid-19 related provision of Rs. 8,772.30 crore at September 30, 2020. This additional provision made by the Bank is more than the requirement as per the RBI guideline dated April 17, 2020.
The impact of the Covid-19 pandemic on the Bank and the Group is uncertain and will depend on the ongoing spread of Covid-19, the effectiveness of current and future steps taken by governments and central banks to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels. The Bank’s capital and liquidity position is strong and would continue to be the focus area for the Bank during this period.
4.	With an intention to mitigate the burden of debt servicing brought about by disruptions on account of Covid-19 pandemic and to ensure the continuity of viable businesses, RBI through its circular dated March 27, 2020 permitted banks to grant a moratorium to their customers on the payment of instalments and/or interest, falling due between March 1, 2020 and May 31, 2020. This period was extended by RBI till August 31, 2020 through its circular dated May 23, 2020. The Bank had accordingly extended the moratorium option to its borrowers in accordance with its Board approved policies.

The disclosure as required by RBI circular dated April 17, 2020 on Covid-19 regulatory package - asset classification and provisioning for the six months ended September 30, 2020 is given below:

 Rs. in crore

Particulars	Amount
Respective amounts in SMA/overdue categories, where the moratorium/deferment was extended in terms of paragraph 2 and 3 of the circular (At March 31, 2020)[1]	14,564.15
Of the above, respective amounts where asset classification benefits is extended[2]	2,405.67
Provision made during the period[3]	Nil
Provisions adjusted against slippages during the period ended	Nil
Residual provision held at period-end[3]	2,725.00

1. Represents borrowers which were overdue but standard at February 29, 2020 and continued to be overdue till March 31, 2020.
2. At September 30, 2020.
3. Total Covid-19 related provision held at September 30, 2010: Rs. 8,772.30 crore (March 31, 2020: Rs. 2,725.00 crore). The provision made by the Bank was more than the requirement under RBI guidelines.
5.	During Q2-2021, the Bank issued 418,994,413 equity shares of a face value Rs. 2 each at a price of Rs. 358 per equity share including a premium of Rs. 356 per equity share, aggregating to Rs. 15,000.00 crore through Qualified Institutions Placement. Further, during Q2-2021, the Bank has allotted 1,248,336 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
6.	The Supreme Court, in a writ petition through its interim order dated September 3, 2020 has directed that accounts which were not declared as NPA till August 31, 2020 shall not be declared as NPA till further orders. The Bank has not classified such borrower accounts as NPA at September 30, 2020. If these borrower accounts were classified as NPA by the Bank, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.36% and 1.12% respectively at September 30, 2020.

The Bank has made contingency provision on these borrower accounts at September 30, 2020. This provision is included as Covid-19 related provision.

7.	During Q2-2021, the Bank sold equity shares representing 2.00% in ICICI Securities Limited for a total consideration of Rs. 309.83 crore. The sale resulted in net gain (after sale related expenses) of Rs. 305.01 crore in standalone financial results and Rs. 280.13 crore in consolidated financial results for Q2-2021.

During Q1-2021, the Bank sold equity shares representing 3.96% in ICICI Lombard General Insurance Company Limited and 1.50% in ICICI Prudential Life Insurance Company Limited for a total consideration of Rs. 3,092.93 crore. The sale resulted in net gain (after sale related expenses) of Rs. 3,036.29 crore in standalone financial results and Rs. 2,715.87 crore in consolidated financial results for Q1-2021.
8.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2020, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.
11.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors
/s/ Vishakha Mulye
Vishakha Mulye
Mumbai	Executive Director
October 31, 2020	DIN-00203578

Item 3

Independent Auditor’s Review Report on Standalone Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of standalone unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 September 2020 and the year to date results for the period 01 April 2020 to 30 September 2020, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 30 September 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement, and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), SEBI Circular CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as ‘the SEBI Circular’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

Page1 of 2

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, and the consideration of the review reports of the branch auditor, referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 30 September 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to note 3 of the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Bank’s results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 25,926.72 crores as at 30 September 2020 ,total revenues of ₹ 190.77 crores and ₹ 407.16 crores for the quarter and half-year ended 30 September 2020, respectively, and total net loss of ₹ 282.16 crores and ₹435.02 crores for the quarter and half-year ended 30 September 2020 respectively, and cash outflow of ₹ 2,951.42 crores for the half-year ended 30 September 2020, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

/s/ Sudhir N. Pillai Sudhir N. Pillai Partner Membership No. 105782 UDIN No. 20105782AAABHE4354 Place: Mumbai Date: 31 October 2020

Page2 of 2

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of consolidated unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Holding Company’ or ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 30 September 2020 and the consolidated year to date results for the period 01 April 2020 to 30 September 2020, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 September 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Holding Company’s management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), SEBI Circulars CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as ‘the SEBI Circular’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to note 3 of the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Group’s results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 25,926.72 crores as at 30 September 2020 and total revenues of ₹ 190.77 crores and ₹ 407.16 crores for the quarter and half-year ended 30 September 2020, respectively, and total net loss of ₹ 282.16 crores and ₹435.02 crores for the quarter and half-year ended 30 September 2020 respectively, and cash outflow of ₹ 2,951.42 crores for the half-year ended 30 September 2020, respectively as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

7.	We did not review / audit the interim financial statements / information of ten subsidiaries, whose financial statements / information reflect total assets of ₹ 140,331.61 crores as at 30 September 2020, total revenues of ₹ 5,135.58 crores and ₹ 10,119.12 crores and total net profit after tax of ₹ 939.62 crores and ₹ 1,877.16 crores, for the quarter and half-year ended 30 September 2020, respectively, and net cash inflows of ₹ 1,833.96 crores for the half-year ended 30 September 2020 as considered in the Statement. These interim financial statements / information have been reviewed / audited by other auditors whose review / audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review / audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed / audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Our conclusion is not modified in respect of this matter.

8.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of ₹ 184,316.07 crores as at 30 September 2020, total revenues of ₹ 10,637.33 crores and ₹ 17,861.44 crores and total net profit after tax of ₹ 303.22 crores and ₹ 590.81 crores, for the quarter and half-year ended 30 September 2020, respectively, and net cash inflows of ₹ 305.87 crores for the half-year ended 30 September 2020, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

9.	The Statement includes the interim financial statements / information of four subsidiaries, whose condensed interim financial statements / information reflect total assets of ₹ 47.46 crores as at 30 September 2020, total revenues of ₹ 3.17 crores and ₹ 4.48 crores and total net loss of ₹ 0.33 crores and ₹ 2.51 crores, for the quarter and half-year ended 30 September 2020, respectively, and net cash outflows of ₹ 1.85 crores for the half-year ended 30 September 2020, respectively as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 31.85 crores and ₹ 55.27 crores for the quarter and half-year ended 30 September 2020, respectively, in respect of seven associates. The financial statements / information of the these subsidiaries and associates have not been reviewed / audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed financial statements / information. According to the information and explanations given to us by the management, these interim financial statements / information are not material to the Group. Our conclusion is not modified in respect of this matter.

10.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 27 October 2020, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2020 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2020, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company. Our conclusion is not modified in respect of this matter.

11.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 23 October 2020, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 September 2020 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

/s/ Sudhir N. Pillai Sudhir N. Pillai Partner Membership No. 105782 UDIN No. 20105782AAABHF7329 Place: Mumbai Date: 31 October 2020

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada

iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited

vii)	ICICI Securities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited

x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited

xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited

xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited

xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India Infradebt Limited

xxiv)	India Advantage Fund III; and

xxv)	India Advantage Fund IV

This space has been intentionally left blank

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 31, 2020

Performance Review: Quarter ended September 30, 2020

•	Profit after tax was ₹ 4,251 crore (US$ 576 million) in the quarter ended September 30, 2020 (Q2-2021) compared to ₹ 655 crore (US$ 89 million) in the quarter ended September 30, 2019 (Q2-2020)

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 18% year-on-year to ₹ 7,719 crore (US$ 1.0 billion) in Q2-2021

•	Total deposits grew by 20% year-on-year to ₹ 832,936 crore (US$ 112.9 billion) at September 30, 2020

•	17% growth in average current and savings account (CASA) deposits in Q2-2021; average CASA ratio was 40.3% in Q2-2021

•	Term deposits grew by 26% year-on-year at September 30, 2020

•	Domestic loans grew by 10% year-on-year and 4% quarter-on-quarter at September 30, 2020

•	Retail loans grew by 13% year-on-year and 6% sequentially quarter-on-quarter

•	Net non-performing asset (NPA) ratio decreased from 1.23% at June 30, 2020 to 1.00% at September 30, 2020; including loans not classified as NPA pursuant to the Supreme Court’s interim order, net NPA ratio would have been 1.12%

•	Provision coverage ratio increased from 78.6% at June 30, 2020 to 81.5% at September 30, 2020

•	Additionally, the Bank held Covid-19 related provisions of ₹ 8,772 crore (US$ 1.2 billion) at September 30, 2020

•	Total capital adequacy ratio of 19.33% and Tier-1 capital adequacy ratio of 17.89% on a standalone basis at September 30, 2020 (including profits for the six months ended September 30, 2020)

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2020. The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2020.

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 18% year-on-year to ₹ 7,719 crore (US$ 1.0 billion) in Q2-2021 from ₹ 6,533 crore (US$ 886 million) in Q2-2020

•	Net interest income (NII) increased by 16% year-on-year to ₹ 9,366 crore (US$ 1.3 billion) in Q2-2021 from ₹ 8,057 crore (US$ 1.1 billion) in Q2-2020

•	The net interest margin was 3.57% in Q2-2021 compared to 3.69% in the quarter ended June 30, 2020 (Q1-2021) and 3.64% in Q2-2020, reflecting surplus liquidity with the Bank

•	Non-interest income, excluding treasury income, was ₹ 3,486 crore (US$ 473 million) in Q2-2021 compared to ₹ 3,854 crore (US$ 522 million) in Q2-2020

•	Fee income was ₹ 3,139 crore (US$ 426 million) in Q2-2021 compared to ₹ 3,478 crore (US$ 471 million) in Q2-2020. Fee income increased sequentially by 49% in Q2-2021 over Q1-2021 reflecting the increase in customer spending, borrowing and investment activity. Retail fees constituted 76% of total fees in Q2-2021

•	Treasury income was ₹ 542 crore (US$ 73 million) in Q2-2021 compared to ₹ 341 crore (US$ 46 million) in Q2-2020. During Q2-2021, the Bank sold 2.0% shareholding in ICICI Securities resulting in gain of ₹ 305 crore (US$ 41 million)

•	Provisions (excluding provision for tax) were ₹ 2,995 crore (US$ 406 million) in Q2-2021 compared to ₹ 2,507 crore (US$ 340 million) in Q2-2020. This includes provision of ₹ 497 crore (US$ 67 million) made on a prudent basis on loans aggregating to ₹ 1,410 crore (US$ 191 million) that were not classified as non-performing pursuant to the Supreme Court’s interim order dated September 3, 2020 directing that accounts which were not classified as non-performing till August 31, 2020, should not be classified as non-performing until further orders

•	At September 30, 2020, the Bank held Covid-19 related provision of ₹ 8,772 crore (US$ 1.2 billion)

•	The profit before tax grew by 21% year-on-year to ₹ 5,266 crore (US$ 714 million) in Q2-2021 from ₹ 4,367 crore (US$ 592 million) in Q2-2020

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Tax expense was ₹ 1,015 crore (US$ 138 million) in Q2-2021 compared to ₹ 3,712 crore (US$ 503 million) in Q2-2020. The tax expense in Q2-2020 included a one-time additional charge due to re-measurement of accumulated deferred tax assets at the revised marginal tax rate

•	On a standalone basis, the profit after tax was ₹ 4,251 crore (US$ 576 million) in Q2-2021 compared to ₹ 655 crore (US$ 89 million) in Q2-2020

•	The consolidated return on equity was 14.2% in Q2-2021

Operating review

Post the easing of restrictions, there has been a substantial month-on-month increase in disbursements across retail products. Mortgage disbursements during Q2-2021 crossed pre-Covid levels and reached an all-time monthly high in September 2020. Auto loan disbursements have continued to increase from June 2020 and have reached pre-Covid levels in September 2020 reflecting the rise in passenger car sales. Disbursements across the rural portfolio have crossed pre-Covid levels in the months of August and September 2020. Credit card spends recovered to about 85% of pre-Covid levels in September 2020 led by increased spends in categories such as health & wellness, electronics and e-commerce.

Credit growth

The retail loan portfolio grew by 13% year-on-year and 6% sequentially at September 30, 2020. Retail loans comprised 65.8% of the total loan portfolio at September 30, 2020. Including non-fund outstanding, retail was 53.6% of the total portfolio at September 30, 2020. Growth in the performing domestic corporate portfolio was about 7% year-on-year. The domestic advances grew by 10% year-on-year and 4% sequentially at September 30, 2020. Total advances increased by 6% year-on-year to ₹ 652,608 crore (US$ 88.5 billion) at September 30, 2020 from ₹ 613,359 crore (US$ 83.1 billion) at September 30, 2019.

Deposit growth

Total deposits increased by 20% year-on-year to ₹ 832,936 crore (US$ 112.9 billion) at September 30, 2020. Average current account deposits increased by 21% year-on-year in Q2-2021. Average savings account deposits increased by 15% year-on-year in Q2-2021. Total term deposits increased by 26% year-on-year to ₹ 468,356 crore (US$ 63.5 billion) at September 30, 2020.

The Bank had a network of 5,288 branches and 15,158 ATMs at September 30, 2020.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Digital initiatives and transactions

During Q2-2021, the Bank launched the iStartup 2.0 programme, which enables startups to open current accounts digitally and instantly at the time of incorporation. It also offers startups a range of banking and non-banking services needed to expand their business digitally. The Bank has seen an increase in the adoption of the newly launched services and platforms such as video KYC and WhatsApp banking. In September, the Bank introduced new features on the WhatsApp banking platform which enable customers to create fixed deposits, pay their utility bills and access details of trade finance instantly. The Bank has also introduced forex on mobile through the InstaBIZ platform for small business customers.

The volume of mobile banking transactions increased by 65% year-on-year in Q2-2021. The value of merchant acquiring transactions on Unified Payments Interface (UPI) increased by 287% year-on-year in Q2-2021. Digital channels like internet, mobile banking, POS and others accounted for over 90% of the savings account transactions in the six months ended September 30, 2020 (H1-2021).

Asset quality

During the quarter, the gross additions to NPAs were ₹ 3,017 crore (US$ 409 million). Recoveries and upgrades, excluding write-offs, from non-performing loans were ₹ 1,945 crore (US$ 264 million) in Q2-2021. The net NPA ratio was 1.00% at September 30, 2020. Including loans amounting to ₹ 1,410 crore (US$ 191 million) not classified as non-performing pursuant to the Supreme Court’s interim order, the net NPA ratio would have been 1.12% at September 30, 2020 compared to 1.23% at June 30, 2020. The provision coverage on non-performing loans increased from 78.6% at June 30, 2020 to 81.5% at September 30, 2020. The fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets) decreased to ₹ 16,167 crore (US$ 2.2 billion) at September 30, 2020 from ₹ 17,110 crore (US$ 2.3 billion) at June 30, 2020.

Capital adequacy

The Bank’s total capital adequacy at September 30, 2020, including profits for H1-2021, was 19.33% and Tier-1 capital adequacy was 17.89% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively. During the quarter, the Bank raised equity capital of ₹ 15,000 crore (US$ 2.0 billion).

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

The consolidated profit after tax was ₹ 4,882 crore (US$ 662 million) in Q2-2021 compared to ₹ 3,118 crore (US$ 423 million) in Q1-2021 and ₹ 1,131 crore (US$ 153 million) in Q2-2020. The consolidated profit after tax in Q2-2020 had a one-time additional charge due to re-measurement of accumulated deferred tax assets at the revised marginal tax rate. The consolidated return on equity was 14.2% in Q2-2021.

Consolidated assets grew by 15% year-on-year to ₹ 1,476,014 crore (US$ 200.1 billion) at September 30, 2020 from ₹ 1,288,190 crore (US$ 174.6 billion) at September 30, 2019.

Subsidiaries

Profit after tax of ICICI Prudential Life Insurance (ICICI Life) was ₹ 303 crore (US$ 41 million) in Q2-2021, at a similar level compared to Q2-2020. Value of New Business (VNB) of ICICI Life was ₹ 401 crore (US$ 54 million) in Q2-2021, at a similar level compared to Q2-2020. The new business margin increased from 21.7% in FY2020 to 27.4% in Q2-2021. Protection based annualised premium equivalent was ₹ 232 crore (US$ 31 million) in Q2-2021 compared to ₹ 283 crore (US$ 38 million) in Q2-2020. New business premium was ₹` 2,957 crore (US$ 401 million) in Q2-2021 compared to ₹ 2,926 crore (US$ 397 million) in Q2-2020. The Embedded value was ₹ 25,711 crore (US$ 3.5 billion) at September 30, 2020 compared to ₹ 22,680 crores (US$ 3.1 billion) at September 30, 2019.

Profit after tax of ICICI Lombard General Insurance Company (ICICI General) grew by 35% year-on-year to ₹ 416 crore (US$ 56 million) in Q2-2021 from ₹ 308 crore (US$ 42 million) in Q2-2020. The Gross Direct Premium Income (GDPI) of ICICI General grew by 8% to ₹ 3,189 crore (US$ 432 million) in Q2-2021 compared to ₹ 2,953 crore (US$ 400 million) in Q2-2020. The combined ratio was 99.7% in Q2-2021 compared to 102.6% in Q2-2020.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased by 106% year-on-year to ₹ 278 crore (US$ 38 million) in Q2-2021 from ₹ 135 crore (US$ 18 million) in Q2-2020.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, was ₹ 282 crore (US$ 38 million) in Q2-2021 compared to ₹ 305 crore (US$ 41 million) in Q2-2020.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

crore

	FY 2020	Q2- 2020	H1- 2020	Q1- 2021	Q2- 2021	H1- 2021
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	33,267	8,057	15,794	9,280	9,366	18,646
Non-interest income	15,156	3,854	7,101	2,380	3,486	5,866
- Fee income	13,711	3,478	6,517	2,104	3,139	5,243
- Dividend income from subsidiaries	1,273	377	568	187	334	521
- Other income	172	(1)	16	89	13	102
Less:
Operating expense	21,615	5,378	10,252	4,646	5,133	9,779
Core operating profit[1]	26,808	6,533	12,643	7,014	7,719	14,733
- Treasury income	1,293	341	520	3,763[2]	542[3]	4,305[2,3]
Operating profit	28,101	6,874	13,163	10,777	8,261	19,038
Less:
Covid-19 related provisions	2,725	-	-	5,550	497[4]	6,047
Other provisions	11,328	2,507	6,003	2,044	2,498	4,542
Profit before tax	14,048	4,367	7,160	3,183	5,266	8,448
Less:
Provision for taxes	6,117[5]	3,712[5]	4,597[5]	584	1,015	1,598
Profit after tax	7,931	655	2,563	2,599	4,251	6,850

1.	Excluding treasury income

2.	Includes profit on sale of shareholding in insurance subsidiaries of ₹ 3,036 crore (US$ 412 million) in Q1-2021

3.	Includes profit on sale of shareholding in ICICI Securities of ₹ 305 crore (US$ 41 million) in Q2-2021

4.	The Supreme Court, in a writ petition through its interim order dated September 3, 2020 has directed that accounts which were not declared as NPA till August 31, 2020 shall not be declared as NPA till further orders. The Bank has not classified such borrower accounts as NPA at September 30, 2020. The Bank has made contingency provision on these borrower accounts at September 30, 2020. This provision is included in Covid-19 related provision

5.	Includes one-time additional charge due to re-measurement of accumulated deferred tax assets at the revised marginal tax rate

6.	Prior period numbers have been re-arranged wherever necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

crore

	30-Sep-19	31-Mar-20	30-Jun-20	30-Sep-20
	Unaudited	Audited	Unaudited	Unaudited
Capital and Liabilities
Capital	1,292	1,295	1,295	1,379[1]
Employee stock options outstanding	4	3	3	3
Reserves and surplus	109,314	115,206	117,321	136,269[1]
Deposits	696,273	770,969	801,622	832,936
Borrowings (includes subordinated debt)	151,033	162,897	164,918	136,427
Other liabilities	39,095	47,995	53,454	55,956
Total capital and liabilities	997,011	1,098,365	1,138,613	1,162,971

Assets
Cash and balances with Reserve Bank of India	41,495	35,284	32,256	30,538
Balances with banks and money at call and short notice	30,144	83,872	88,995	106,054
Investments	223,376	249,531	301,851	289,623
Advances	613,359	645,290	631,215	652,608
Fixed assets	7,936	8,410	8,443	8,707
Other assets	80,701	75,978	75,853	75,441
Total assets	997,011	1,098,365	1,138,613	1,162,971

1.	During Q2-2021, the Bank issued 418,994,413 equity shares of face value of ₹ 2 each at a price of ₹ 358 per equity share including a premium of ₹ 356 per equity share, aggregating to ₹ 15,000 crore (US$ 2.0 billion) through Qualified Institutions Placement

2.	Prior period figures have been re-grouped/re-arranged where necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forwardlooking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 73.77

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